UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48754

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___**01/01/21**___ AND ENDING ___**12/31/21**___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stonecrest Capital Markets, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 W. 6th Street, Suite 1520

(No. and Street)

Austin	**TX**	**78701**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Hippert	**(704) 375-2966**	**brent@bdexpert.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC

(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

05/05/2009	**3514**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brent Hippert**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Stonecrest Capital Markets, Inc.**, as of **December 31**, **2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of

KATHLEEN MCNEAL SHEELER
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 06, 2021

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stonecrest Capital Markets, Inc

REPORT PURSUANT TO RULE 17a-5

**FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

**FOR THE YEAR ENDED
DECEMBER 31, 2021**

Stonecrest Capital Markets, Inc.
Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonecrest Capital Markets, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

March 31, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Stonecrest Capital Markets, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 671,244
Due from clearing broker	254,857
Deposit with clearing broker	250,000
Accounts Receivable	113,028
Advances to brokers, net of allowance of $21,169	1,461,039
Securities pledged as collateral	250,000
Right of use Asset	652,176
Due from stockholder	56,954
Prepaid expenses	93,942
Furniture and equipment, net of accumulated depreciation of $22,413	26,329
Deferred Tax Asset	48,753
Income Taxes Receivable	126,658
Other Assets	19,542
Total Assets	**$ 4,024,522**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 76,911
Commissions payable	233,618
Accrued compensation	37,035
Lease liability	662,269
Due to related parties	57,769
Liabilities subordinated to claims of general creditors	250,000
Total Liabilities	**1,317,602**

STOCKHOLDER'S EQUITY:

Common stock - $.01 par value; 100,000 shares authorized	
1,200 shares issued and outstanding	12
Series A preferred stock	1,950,000
Additional paid-in capital	756,728
Retained Earnings	180
Total Stockholder's Equity	**2,706,920**
Total Liabilities and Stockholder's Equity	**$ 4,024,522**

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Operations
For The Year Ended December 31, 2021

REVENUES:	
Commissions	$ 4,019,127
Mutual fund and 12b-1 fees	1,004,781
Investment Banking	2,235,634
Interest income	14,678
Total Revenues	7,274,220
EXPENSES:	
Commissions, compensation, and benefits	5,718,007
Technology and communication	514,028
Occupancy and equipment	277,296
Clearing charges	260,934
Interest expense	20,640
Other	626,648
Total expenses	7,417,553
Net Loss before income tax	(143,333)
Income tax benefit	22,634
NET LOSS	$ (120,699)

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

| | Common Stock | | Preferred | Additional Paid in | Retained | |
	Shares	Amount	Stock	Capital	Earnings	Total
Balance, December 31, 2020	1,200	$ 12	$ 2,100,000	$ 756,728	$ 215,803	$ 3,072,543
Redemption of Series A preferred stock			(150,000)			(150,000)
Series A preferred stock dividend					(94,924)	(94,924)
Net Loss					(120,699)	(120,699)
Balance, December 31, 2021	1,200	$ 12	$ 1,950,000	$ 756,728	$ 180	$ 2,706,920

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2021

OPERATING ACTIVITIES	
Net Loss	$ (120,699)
Items which do not impact cash:	
Depreciation	8,709
Deferred Tax Benefits	(22,634)
Adjustments to reconcile net loss	
to net cash used in operations:	
Change In:	
Accounts Receivable	(40,528)
Advances to Brokers	(207,067)
Due from Clearing Broker	480,346
Due from Stockholder	(56,954)
Due from Related Party	67,477
Prepaid Expenses	(33,623)
Income Taxes Receivable	(126,658)
Other Assets	14,595
Right Of Use Asset	115,361
Accounts Payable and Accrued Expenses	(29,585)
Lease Liability	(105,268)
Commissions Payable	(375,695)
Accrued Compensation	(278,406)
Due to Related Parties	124
Income Taxes Payable	(50,334)
Clearing Deposit	(150,000)
Net cash used by Operating Activities	(910,839)
INVESTING ACTIVITIES	
Purchase of Equipment	(5,249)
Net cash used by Investing Activities	(5,249)
FINANCING ACTIVITIES	
Redemption of Series A Preferred Stock	(150,000)
Series A Preferred Stock Dividend	(94,924)
Net cash used by Financing Activities	(244,924)
Net cash decrease for year	(1,161,012)
Cash at beginning of year	1,832,256
Cash at end of year	**671,244**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid	$ 123,380
Interest Paid	20,640

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2021

Balance at December 31, 2020	$	250,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Retirement of subordinated borrowings		-
Balance at December 31, 2021	$	250,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies and Activities

Organization

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

The Company is wholly owned by Stonecrest Holdings, LLC ("Stonecrest"). The Company acts as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables. The Company's principal office is located in Austin, Texas with affiliated branch offices in New Jersey and Puerto Rico.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash

The Company maintains its bank accounts at two high credit quality financial institutions. The balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk with respect to cash.

Recognition of Revenue

Revenue from contracts with customers includes commission and concession income and investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:

The Company earns commissions from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal transactions in which the Company receives a buy or sell order from a customer and the Company purchases or sells the security from or to another person or entity to offset the sale to or purchase from the customer. The riskless principal revenue is earned at the time those transactions are executed. The Company believes that its performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Investment Banking:

These services include agreements to provide capital raising services to customers for which the Company charges the customers fees. The Company provides capital raising services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreements may contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The Company evaluates its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the statement of financial condition.

The Company recognizes success fee revenue from capital raising and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes retainer revenue from contracts with customers upon the satisfaction of certain performance obligations. No retainers were received by the Company in 2021.

Mutual Fund (pooled investment vehicles) and 12b1 fees:

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with FAS- 109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes is recorded as the current tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Note 2 -Deposit With and Due From Clearing Broker

The Company clears certain of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing broker requires that the Company maintain a minimum balance of $250,000, which serves as a "good faith" deposit. As of December 31, 2021, the Company has $250,000 on deposit with the clearing broker. The clearing agreement requires that the Company maintain minimum net capital of $250,000 because of certain trading activities. Amounts receivable from the Company's clearing broker at December 31, 2021 consist of funds held in various accounts.

Note 3- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

As of December 31, 2021, the Company's net capital was $1,095,186, which was $995,186 in excess of its required net capital of $100,000.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .38 to 1.

Note 4 -Subsequent Events

Management has reviewed events occurring through the date the financial statements were issued. As discussed in Note 5 below, the Company's subordinated loan of $250,000 that is collateralized by a restricted brokerage account containing publicly traded common stock matured on December 31, 2021. No payments were due or made to the noteholder upon maturity, and the associated collateral was released on January 1, 2022. No other events have occurred through the date the financial statements were issued requiring disclosure in or adjustment to the financial statements.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 5 - Pledged Collateral and Liabilities Subordinated to the Claims of General Creditors

The Company may borrow up to $250,000 under a subordinated loan agreement that matured on December 31, 2021, and is collateralized by a restricted brokerage account containing publicly traded common stock. The subordinated loan is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that any borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated loan is with a related party and bears interest at 6%.

Note 6 - Lease Commitment

The Company leases office space under operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6.26% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). Lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Maturities of lease liabilities under noncancelable office operating leases with initial non-cancelable terms in excess of one year are as follows:

2022	218,942
2023	209,291
2024	184,983
2025	109,165
Total undiscounted lease payments	722,381
Less imputed interest	(60,112)
Lease Liability	$662,269

Weighted average remaining lease term:	
Operating leases	3.4 years
Weighted average discount rate:	
Operating leases	6.26%

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e. building property taxes, insurance, and utilities). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2021 was $268,350.

The operating lease liability exceeds the operating lease ROU asset due to an unamortized lease incentive.

Stonecrest Capital Markets, Inc.

Notes to Financial Statements

Note 7 – Related Party Transactions

The Company is affiliated with a sister entity that is a Registered Investment Advisor. The Company collects and remits to the sister entity advisory fees generated by the sister entity through the Company's clearing broker. During 2021, the Company collected advisory fees earned by the sister entity of approximately $446,000 from its clearing broker dealer. A balance due to the sister entity of $44,645 arose from advisory fees collected by the Company from its clearing broker that have not yet been remitted to the sister entity.

Separately, the Company has a related party that acts as a professional employer organization (PEO) by providing payroll processing services, health benefits services, and other various administrative services to employees of the Company who operate in Puerto Rico. The Company incurred approximately $120,000 in fees assessed by the related party for performance of these services that have been included in other expenses in the accompanying statement of operations. The Company has a liability to the related party of $13,124 pursuant to this arrangement.

The Company loaned $10,000 and $40,000 on July 12, 2021, and August 25, 2021, respectively, to its stockholder pursuant to two promissory notes that were consummated between the two entities. The notes mature ten years from their respective origination dates. The notes did not bear interest during 2021 and are unsecured. The Company considers the aggregate amount of these notes to be fully collectible at December 31, 2021.

In October 2021, the Company entered into a management services agreement with its stockholder. Pursuant to this agreement, the stockholder provides managerial, accounting, software, and other support services to the Company as well as other related entities in exchange for monthly fees. The amount expensed by the Company for 2021 under the agreement is approximately $4,941. There are no amounts due at December 31, 2021 arising from this agreement.

Separately, the Company at times pays operating expenses on behalf of its stockholder for which the Company subsequently seeks reimbursement. Approximately $6,954 of the due from stockholder at December 31, 2021, arose from the Company's payment of such expenses that have yet to be reimbursed by its stockholder.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

Note 8 – Income Taxes

The provision for income taxes is summarized as follows:

Current:	
Federal	$ -
Puerto Rico income taxes	-
Total	$ -

Deferred:	
Federal	$(22,634)
Puerto Rico income taxes	-
Total	$(22,634)

The Company's federal income tax benefit differs from the amount determined by applying the statutory income tax rate to pretax income primarily due to certain non-deductible expenses.

The deferred tax asset at December 31, 2021 arises from a net operating loss carryforward that may be used to reduce the Company's federal taxable income in future years of approximately $251,000. Approximately $30,829 of the Company's income tax receivable at December 31, 2021 arises from estimated federal income tax payments made by the Company.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

The Company is subject to the dispositions of the Internal Revenue Code of Puerto Rico for its Puerto Rican sourced income. The Company has a net operating loss carryforward that may be used to reduce the Company's Puerto Rican taxable income in future years of approximately $164,000. A deferred tax asset from the net operating loss carryforward has been fully reserved as there is less than a 50% probability that it will be realized. Approximately $96,369 of the Company's income tax receivable at December 31, 2021, arises from income tax withholdings by Puerto Rico that are to be refunded to the Company.

Note 9 – Advances to Brokers

Advances to brokers represent notes receivable from brokers to induce them to join the Company that mature from 2022 through 2028. All of the notes bear interest that is forgivable under certain circumstances and therefore no interest income related to these notes has been recognized. The principal of ten notes with outstanding balances of approximately $1,385,000 at December 31, 2021 is forgivable if the brokers are employed on specific dates in the future. The principal of the forgivable loans is expensed over the term of employment pursuant to the notes.

Note 10 – Preferred Stock

The preferred stock of the Company bears a 10% dividend, payable if and when declared. On November 18, 2021, $150,000 of Series A preferred stock was redeemed, and $94,924 of dividends declared were paid. The accumulated but undeclared and unrecorded dividends at December 31, 2021 amounted to approximately $389,000.

Note 11 – Retirement Plan

The Company sponsors a profit sharing and safe harbor 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions as well as safe harbor matching contributions. The amount expensed under this plan in 2021 was approximately $13,029 which has been included in commissions, compensation, and benefits within the accompanying Statement of Operations.

Note 12 – Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes this it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 13 – Contingencies

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

The Company has one litigation matter in progress as of December 31, 2021, as defendant. Management of the Company believes that the resolution of this matter will not have a significant adverse effect on the financial position of the Company.

Stonecrest Capital Markets, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2021

Stockholder's Equity	$ 2,706,920
Subordinated note allowable for net capital	250,000
Total capital and allowable credits	2,956,920
Less: Nonallowable assets	
Advances to brokers, net	1,461,039
Accounts receivable, net of related commissions payable	28,517
Due from stockholder	56,954
Prepaid expenses	93,942
Other assets	19,542
Furniture and equipment, net	26,329
Deferred tax asset	48,753
Income taxes receivable	126,658
Net capital	$ 1,095,186
Aggregate indebtedness - Liabilities less subordinated loans and ROU Asset	$ 415,426
Basic net capital requirement ($100,000 minimum)	$ 100,000
Minimum net capital requirement 6.667% of aggregate indebtedness	27,695
Excess net capital	$ 995,186
Percentage of aggregate indebtedness to net capital	38%

Reconciliation with Company's computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2021

There is no significant difference between Net Capital as reported on the amended part IIA of Form X-17a-5 and Net Capital as reported above.

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Schedules II & III – Computation for Determination of Reserve
Requirements and Information Relating to the Possession and
Control Requirements Under Rule 15c3-3
December 31, 2021

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The accompanying notes are an integral part of these financial statements.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Stonecrest Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonecrest Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Stonecrest Capital Markets, Inc. stated that Stonecrest Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonecrest Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonecrest Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 31, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

STONECREST CAPITAL MARKETS, INC.

Stonecrest Capital Markets, Inc Exemption Report

Stonecrest Capital Markets, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> Stonecrest Capital Markets, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

> Stonecrest Capital Markets, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2021 without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent Hippert
Title: CFO
March 18, 2022